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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing
MAR 02 2021
Washington, DC

SEC FILE NUMBER
8-69295

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/20 (MM/DD/YY) AND ENDING 12/31/20 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CommunityAmerica Financial Solutions, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

9777 Ridge Drive, Suite 360
(No. and Street)

Lenexa	KS	66219
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Michael Haggerty, 913-905-8116
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BKD, LLP
(Name – *if individual, state last, first, middle name*)

1201 Walnut Street, Suite 1700	Kansas City	MO	64106-2246
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [✓] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michael Haggerty, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CommunityAmerica Financial Solutions, LLC, as of December 31, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

[signature]
Signature

President
Title

Deborah K Selby
Notary Public

DEBORAH SELBY
Notary Public - State of Kansas
My Appt. Expires 12/2/2021

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CommunityAmerica Financial Solutions, LLC

Financial Statements

Year Ended December 31, 2020

This report is deemed CONFIDENTIAL in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934. A statement of financial condition bound separately has been filed with the Securities and Exchange Commission Simultaneously herewith as a PUBLIC document.

CommunityAmerica Financial Solutions, LLC

Statement of Financial Condition

December 31, 2020

BKD
CPAs & Advisors

1201 Walnut Street, Suite 1700 | Kansas City, MO 64106-2246
816.221.6300 | Fax 816.221.6380 | bkd.com

Report of Independent Registered Public Accounting Firm

To the Member and Board of Directors of
CommunityAmerica CUSO One, LLC
Lenexa, Kansas

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of CommunityAmerica Financial Solutions, LLC (the "Company") as of December 31, 2020, including the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company's auditor since 2018.

BKD, LLP

Kansas City, Missouri
February 25, 2021

CommunityAmerica Financial Solutions, LLC

Statement of Financial Condition

December 31, 2020

Assets

Cash	1,157,707
Receivables:	
Advisory fees	257,216
Commissions	134,931
Other receivables	105,549
Total receivables	497,696
Prepaid expenses	106,950
Fixed assets, net	74,267
Operating lease right-of-use assets	230,944
Total assets	$2,067,564

Liabilities and Equity

Accounts payable	245,892
Accrued expenses	614,180
Commissions payable	191,431
Operating lease liabilities	240,375
Total liabilities	1,291,878
Members equity	5,575,000
Retained earnings	(4,799,314)
Total member's equity	775,686
Total liabilities and member's equity	$2,067,564

See accompanying notes to financial statements.

(1) Nature of Organization

CommunityAmerica Financial Solutions, LLC (Company) is registered with the Securities and Exchange Commission ("SEC") as a securities broker-dealer under the Securities Exchange Act of 1934 and is also a registered investment adviser with the SEC. The Company is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"), and the Securities Investor Protection Corporation ("SIPC").

The Company was formed for the purpose of providing investment services, including sales of equities, corporate debt, mutual funds, U.S. government and municipal securities. The Company is also engaged in sales of life insurance and annuities, brokered certificates of deposits and financial planning and advisory services.

The Company is a subsidiary of CommunityAmerica CUSO One, LLC (CUSO One), a subsidiary of CommunityAmerica Credit Union (CACU), a state charted natural person credit union, and the ultimate parent of the Company. The Company derives the majority of revenue from referrals and relationships with CACU as the majority of the Company's customers are also members of CACU. Therefore, a change in ownership, operating structure, or membership of CACU could have a significant adverse impact on the Company's operations.

The Company clears transactions for its customers on a fully-disclosed basis with Apex Clearing Corporation. Clearing agents carry all customer accounts and maintain the related records. Accordingly, the Company is exempt from Rule 15c3-3 of the Securities Exchange Act of 1934, under paragraph (k)(2)(ii) of that Rule. Additionally, a portion of the business also operates under the (k)(1) exemption.

(2) Summary of Significant Accounting Policies

This summary of significant accounting policies of the Company is presented to assist in understanding the financial statements of the Company. These accounting policies conform to accounting principles generally accepted in the United States (GAAP) and reflect practices appropriate to the industry in which the Company operates.

Use of Estimates - The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities as well as the disclosure of the amounts of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash - The Company, at times, maintains cash deposits in excess of federally insured limits. At December 31, 2020, the Company's uninsured cash balances totaled $541,986. Management monitors the soundness of these financial institutions and believes the Company's risk is negligible.

As of December 31, 2020, the Company held cash deposits at CACU totaling $532,323.

Income Taxes - The Company is treated for tax purposes substantially as a partnership and, accordingly, is not subject to federal or state income taxes. At December 31, 2020, the Company believes it has retained its' non-taxable status, and therefore does not have any uncertain tax positions which did not meet the more likely than not measurement threshold. The current and prior two tax years remain subject to examination by U.S. federal and most state tax authorities.

(3) Related Party Transactions

The Company operations are highly dependent on its relationship with CACU, the parent. Substantially all revenues are earned from referrals of CACU's members to the Company and certain expenses result directly from agreements with CACU. The Company has an expense sharing agreement with CACU that provides for the reimbursement of certain expenses incurred by CACU that are allocable to, and therefore, paid by the Company, including accounting, human resources, technology and general overhead expenses. A net receivable from CACU with a balance of $10,371 is included in other receivables on the statement of financial condition as of December 31, 2020.

The Company has an expense sharing agreement with CUSO One that provides for the reimbursement of certain expenses incurred by CUSO One that are allocable to, and therefore, paid by the Company, related to technology, labor, and overhead expenses. As of December 31, 2020, the outstanding balance of the payable to CUSO One was $0.

The Company has sustained operating losses and negative operating cash flows during the current period and in previous periods. Management recognizes that the Company is reliant on its parent to provide continued financial support. Furthermore, CUSO One, as the parent and sole member of CAFS, is committed to funding the organization as the need arises. The parent made capital contributions of $400,000 during the year. The Board of CUSO One has authorized further capital infusions for CAFS to continue operations through March 1, 2022.

The Company leases space from CACU on an annual basis at a fixed rate cost per occupied square foot as set forth in the expense sharing agreement. The lease is renewed annually and lease expense may change based on the occupied square footage.

Other relationships include deposits of cash with CACU and participation in a retirement plan sponsored by CACU, as described below. In addition, registered representatives of CAFS are occasionally advanced commissions in the form of a draw, which is repaid through earned income in subsequent months. At December 31, 2020, there were $24,814 in outstanding draws which are included within other receivables on the statement of financial condition.

The Company has an agreement in place with United Nations Federal Credit Union (UNFCU) and UNFCU Advisors, LLC ("UNFCUA") to offer investment products and services to UNFCU members. UNFCU Investment Advisor Representatives are dually registered with CAFS and UNFCUA and operate under an outside business activity arrangement for the investment advisory services conducted through UNFCUA.

The Company has an agreement in place with University Credit Union (UCU) to offer investment products and services to UCU members.

(4) Notes Receivable

The Company may extend loans to its financial advisor employees as a recruiting tool during the hiring process. The notes are structured in the form of retention loans, and include terms such as; unsecured, non-interest-bearing, and interest bearing loans (between 5 and 13%) and various terms which allow for forgiveness of the outstanding balances if certain service or performance conditions are achieved by the financial advisors. As of December 31, 2020, the Company had no outstanding notes from employees.

(5) Retirement Plan

Employees participate in a qualified, defined contribution retirement plan sponsored by CACU. An employee is eligible for the plan upon hire and must work at least 1,000 hours per year. Contributions to the plan are funded by employee contributions with the Company matching 100% of the employee's

contribution on the first 6% of the employee's contribution. The Company may also make a discretionary employer contribution. Accrued contributions of $115,809 as of December 31, 2020 are included in accrued expenses in the statement of financial condition.

(6) Leases

The Company primarily has operating leases for office space. Right-of-use (ROU) assets and lease liabilities are recognized at the commencement date based on the present value of lease payments over the lease term for those arrangements where there is an identified asset and the contract conveys the right to control its use. The Company uses its incremental borrowing rate based on the remaining lease term to determine the present value of future lease payments. As of December 31, 2020, the ROU asset recognized on the Company's balance sheet totaled $230,944 and lease liability recognized on the Company's balance sheet totaled $240,375. For leases with a remaining term of 12 months or less, an election was made not to recognize a ROU asset or lease liability for all asset classes, and to recognize lease expense for these leases on a straight-line bases over the lease term.

Other information related to lease liabilities recognized as of and for the year ended December 31, 2020 consisted of the following:

Weighted average remaining lease term (years)	2.85
Weighted average discount rate	2.12%
Cash paid for amounts included in the measurement of lease liabilities	$ 109,466

Maturities of lease liabilities as of December 31, 2020 are as follows:

2021	$ 101,423
2022	52,328
2023	53,375
2024	40,629
Total lease payments	247,755
Less: Interest	(7,380)
Present value of lease liabilities	$ 240,375

(7) Commitments and Contingencies

General Litigation

The Company is subject to claims and lawsuits that arise primarily in the ordinary course of business. It is the opinion of management that the disposition or ultimate resolution of such claims and lawsuits will not have a material adverse effect on the financial position, results of operations and cash flows of the Company.

Current Economic Conditions

Changing economic and financial market conditions could adversely affect the Company's results of operations in future periods. The accompanying financial statements have been prepared using values and information currently available to the Company.

Concentrations, Credit Risk and Off Balance Sheet Risk

In the normal course of business, the Company's customer activities involve the execution of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company does not open or establish accounts on behalf of its customer and does not clear its own securities and futures transactions. The Company routes customer orders to trading centers (e.g. a national securities exchange), and each order message includes the customer clearing account number and clearing broker information. When a trading center executes a customer order, the trading center electronically sends the transaction directly to the clearing firm where it is booked to the customer clearing account in real time. Upon booking, the Company is relieved of any credit risk. As such, any risk associated with concentration of credit is mitigated by the clearing broker's obligation to comply with rules and regulations of the SEC.

(8) Indemnifications

In the normal course of business, the Company indemnifies and guarantees certain service providers, such as broker-dealers, against specified losses in connection with their acting as an agent of, or providing services to, the Company. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

(9) Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule ("Rule 15c3-1"). The Company computes its net capital requirements under the basic method provided for in Rule 15c3-1. The basic method requires minimum net capital to be the greater of $50,000 or 6 2/3% of aggregate indebtedness. Employee advances, repayment of subordinated borrowings, dividend payments, and other equity withdrawals are subject to certain notification and other provisions of the SEC Uniform Net Capital Rule of other regulatory bodies.

At December 31, 2020, the Company had net regulatory capital of $546,067, which was $475,970 in excess of the required net capital of $70,097. Also, the ratio of aggregate indebtedness to net regulatory capital for the Company is not permitted to exceed 15 to 1. As of December 31, 2020 the ratio of aggregate indebtedness to net capital for the Company was 1.93 to 1.

(10) Subsequent Events

The Company has evaluated subsequent events for potential recognition and/or disclosure through February 25, 2021, noting none.

BKD
CPAs & Advisors

1201 Walnut Street, Suite 1700 | Kansas City, MO 64106-2246
816.221.6300 | Fax 816.221.6380 | bkd.com

Report of Independent Registered Public Accounting Firm

To the Member and Board of Directors of
CommunityAmerica Financial Solutions, LLC
Lenexa, Kansas

We have reviewed management's statements, included in the accompanying *CommunityAmerica Financial Solutions, LLC Management's Exemption Report,* in which (1) CommunityAmerica Financial Solutions, LLC (the "Company") identified the following provisions of 17 CFR §15c3-3(k) under which the Company claimed an exemption from 17 CFR §240.15c3-3: (1) and (2)(ii) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraphs (k)(1) and (k)(2)(ii) of Rule 15c3-3 under the *Securities Exchange Act of 1934.*

BKD, LLP

Kansas City, Missouri
February 25, 2021